U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                                 SEC FILE NUMBER
                                                                 1-5555
                                                                 CUSIP NUMBER
                                                                 949476105
[X] Form 10-K

For Period Ended:   Fiscal year ended July 1, 2000

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  related to a portion of the filing checked above,  identify the item(s) to which the notification relates: N/A

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Part 1-Registrant Information

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Full Name of Registrant        Wellco Enterprises, Inc.
                               -----------------------
                               P. O. Box 188, 150 Westwood Circle
                               ----------------------------------
                               ( Address of Principal Executive Office)
                               Waynesville, NC 28786
                               ---------------------
                               (City, State and Zip Code)


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PART II-Rules 12b-25(b) and (c)

If the subject report could not be filed wihtout unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form  could not  be eliminated  without unreasonable effort or expense;
 X       (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, For 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's  statement or other exhibit  required by Rule
                  12b-25(c) has been attached if applicable.


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Part III- Narrative

Stated below is the reason why Form 10-Q could not be filed within the prescribed period:

         It took much longer than originally estimated for the Registrant to determine, for purposes of computing its fiscal year 2000 tax provision, the correct method, from among many stated under the Internal Revenue Code, to apply for certain year end inter-company allocations.

         In addition, Audit Committee review could not be done in time to avoid a late filing. The Registrant's AUDIT COMMITTEE CHARTER , which was adopted on May 16, 2000, requires the Audit Committee to review with management and the independent auditor the annual financial statements, and further requires the Audit Committee to recommend the inclusion of those audited annual financial statements in the Form 10-K filing of Wellco. Due to foreign travel, the Audit Committee Chairman, the member of the Committee having past employment experience in finance and accounting, has not been available to participate in the review.


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Part IV-Other Information

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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification is David Lutz, 828-456- 3545, extension 102.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [ x ] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ x ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the 2000 fiscal year ended July 1, 2000, the Company expects to report net income of $711,000. In the 1999 fiscal year, the Company had a net loss of $837,000

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Wellco Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    October 2, 2000                            By: /s/ David Lutz
                                                    --------------------------
                                                    David Lutz, President




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